SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

04012327

BY MAIL

January 9, 2004

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of December, 2003.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Susy H. Horna

Susy H. Horna
Corporate Secretary

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JAN 20 2004
WASH. D.C. 155 SECTION

dlw 1/22

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR DIAMONDS CLOSES $600,000 FLOW THROUGH FINANCING

Not for Distribution to United States newswire services or for dissemination in the United States

December 31, 2003

Vancouver, BC – Superior Diamonds Inc. (SUP-TSXV) announced today that the flow through portion of the proposed private placement disclosed on December 10, 2003 has closed and it has received gross proceeds of $603,013. The non-flow through portion of the proposed private placement is scheduled to close in January 2004.

Subscribers elected to purchase 804,018 flow through units at $0.75 per unit. Each flow through unit consisted of one flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant will entitle the holder to buy a common share for $0.90 within 12 months after closing.

Net proceeds from the sale of the private placement will be used by Superior Diamonds for ongoing exploration and development programs, subject to flow through funding expenditure requirements. All flow through expenditures will be incurred in the province of Québec.

Haywood Securities Inc. and Dundee Securities Corporation acted as agents for the financing and were paid a cash commission of $45,226 and received 80,402 broker warrants. Each broker warrant entitles the holder to purchase one common share at a price of $0.75 within 12 months after closing. Two directors of the Company purchased an aggregate of 200,000 flow through units.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Superior Diamonds is exploring a large area of northern Ontario using proprietary magnetic data and has a large land position acquired on the basis of kimberlite indicator mineral sampling and close spaced airborne magnetic surveys. In addition, Superior Diamonds has recently acquired properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Navigator Exploration Corp. Superior Diamonds Inc. is owned 27.7% by Aurora Platinum Corp. and 16.2% by Southwestern Resources Corp.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:
John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102
#1650 - 701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

EXTENSION OF TERM OF WARRANTS APPROVED

December 30, 2003

Vancouver, BC- **Superior Diamonds Inc. (SUP-TSXV)** announced today that the TSX Venture Exchange has consented to a one year extension in the expiry date of the following Share Purchase and Agents' Warrants:

Warrant Series	Date Issued	No. Warrants Outstanding(1)	Exercise Price (1)	Revised Expiry Date
A-CNB	Dec. 27, 2000	500,000	$1.50	Dec. 27, 2004
A-CNB Agents	Dec. 27, 2000	100,000	$1.50	Dec. 27, 2004
C-CNB	Dec. 29, 2000	75,000	$1.50	Dec. 29, 2004
C-CNB Agents	Dec. 29, 2000	6,000	$1.50	Dec. 29, 2004
D-CNB	Dec. 28, 2000	216,000	$1.50	Dec. 28, 2004
D-CNB Agents	Dec. 28, 2000	59,200	$1.50	Dec. 28, 2004

(1) post arrangement and consolidation.

-30-

For more information, please contact:
John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

EXTENSION OF TERM OF WARRANTS APPROVED

December 23, 2003

Vancouver, BC - **Superior Diamonds Inc. (SUP-TSXV)** announced today that the TSX Venture Exchange has consented to a one year extension in the expiry date of the Company's Series B Share Purchase Warrants. Holders of the 357,143 Series B Warrants will be entitled to purchase one common share at a price of $1.20 per share and holders of the 71,428 Series B Agents' Warrants will be entitled to purchase on common share at a price of $0.80 per share up to December 31, 2004.

-30-

For more information, please contact:
John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca

SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR DIAMONDS APPOINTS VICE PRESIDENT, EXPLORATION

December 17, 2003

Vancouver, BC - **Superior Diamonds Inc. (SUP-TSXV)** announced today that the board of directors has appointed Dr. Thomas F. Morris as Vice President, Exploration of the Company effective immediately.

Dr. Morris, the Company's Senior Project Manager for the last 16 months, has over 14 years experience in the diamond industry, including 12 years with the Ontario Geological Survey. While with the Survey, he was responsible for developing methods for diamond exploration of the Canadian Shield. These methods lead to staking rushes in the Wawa, Kapuskasing and Schreiber areas with the subsequent discovery of diamond bearing rock in the Wawa area. These exploration techniques have been used by exploration companies, prospectors, Provincial and Federal Surveys and applied throughout Canada, Greenland and parts of the United States. During the summers of 2002 and 2003, Dr. Morris was senior project manager for Superior Diamonds' projects in Northwestern Ontario, Ville Marie and Desmaraisville, Quebec.

-30-

For more information, please contact:
John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR DIAMONDS PROPOSES A $3 MILLION FINANCING

Not for Distribution to United States newswire services or for dissemination in the United States

December 10, 2003

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** today announced that it proposes to raise up to $3 million in a private placement through the sale of flow through units and non-flow through units at $0.75 per unit.

Each flow through unit will consist of one flow through common share and one-half of one non-flow through share purchase warrant. Each non-flow through unit consists of one common share and one-half of one share purchase warrant. One whole share purchase warrant will entitle the holder to buy one common share for $0.90 within 12 months after closing.

Gross proceeds of up to $3 million from the private placement, which is subject to regulatory approval, will be used by Superior Diamonds for ongoing exploration and development programs and general working capital, subject to flow through funding expenditure requirements. All flow through expenditures will be incurred in the province of Québec.

Haywood Securities Inc. and Dundee Securities Corporation will act as agents for the financing on a best efforts basis and be paid a cash commission of 7.5% of gross proceeds from the sale of all units and receive broker warrants equal to 10% of the total number of units sold. Each broker warrant will entitle the holder to purchase one common share at a price of $0.75 within 12 months after closing.

If insiders of the Company participate in the offering, which participation will be subject to the approval of independent directors of the Company, it will be on the same terms as arm's length investors, and shareholdings of insiders in the Company will increase as a result of any such participation. The private placement may close before 21 days following the filing of the material change report regarding this announcement, if management determines it is necessary or desirable for sound business reasons.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

...more

Superior Diamonds is exploring a large area of northern Ontario using proprietary magnetic data and has a large land position acquired on the basis of kimberlite indicator mineral sampling and close spaced airborne magnetic surveys. In addition, Superior Diamonds has recently acquired properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Navigator Exploration Corp. Superior Diamonds Inc. is owned 28.6% by Aurora Platinum Corp. and 16.7% by Southwestern Resources Corp.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:
John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102
#1650 - 701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

APPLICATION MADE TO EXTEND TERM OF WARRANTS

December 10, 2003

Vancouver, BC- **Superior Diamonds Inc. (SUP-TSXV)** announced today that it has made application to the TSX Venture Exchange to extend the term of four series of Share Purchase and Agents' Warrants for one additional year.

If accepted by the Exchange, holders of the following series will be entitled to exercise warrants as detailed below:

Warrant Series	Date Issued	No. Warrants Outstanding[1]	Current Exercise Price [1]	Current Expiry Date	Proposed Expiry Date
B-SDX	Dec. 31, 2003	357,143	$1.20	Dec. 31, 2003	Dec. 31, 2004
B-SDX Agents	Dec. 31, 2003	71,428	$0.80	Dec. 31, 2003	Dec. 31, 2004
A-CNB	Dec. 27, 2000	500,000	$1.50	Dec. 27, 2003	Dec. 27, 2004
A-CNB Agents	Dec. 27, 2000	100,000	$1.50	Dec. 27, 2003	Dec. 27, 2004
C-CNB	Dec. 29, 2000	75,000	$1.50	Dec. 29, 2003	Dec. 29, 2004
C-CNB Agents	Dec. 29, 2000	6,000	$1.50	Dec. 29, 2003	Dec. 29, 2004
D-CNB	Dec. 28, 2000	216,000	$1.50	Dec. 28, 2003	Dec. 28, 2004
D-CNB Agents	Dec. 28, 2000	59,200	$1.50	Dec. 28, 2003	Dec. 28, 2004

[1] *post arrangement and consolidation.*

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:
John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR DIAMONDS INC. GRANTS STOCK OPTIONS

December 4, 2003

Vancouver, BC – Superior Diamonds Inc. (SUP-TSXV) announced that the Company's board of directors has granted incentive stock options to purchase a total of 2,695,000 shares to management company employees, consultants, directors and officers. The options are exercisable at a price of $0.72 per share for a period of five years.

-30-

For more information, please contact:
John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
Suite 1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6 Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca
Website: www.superiordiamonds.ca